UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K
	☒ Form 10-Q	☐Form 10-D	☐Form N-CEN	☐Form N-CSR
For Period Ended: March 31, 2026

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Sachem Capital Corp.
Full Name of Registrant

Former Name if Applicable

568 East Main Street
Address of Principal Executive Office (Street and Number)

Branford, CT 06405
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on     or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2026 within the prescribed time period without unreasonable effort or expense. Additional time is required to complete the preparation and review of the Company’s financial statements and related disclosures, including the accounting and disclosure review relating to recent transactions.
The Company is working diligently to complete the Form 10-Q and currently expects to file the report as soon as practicable within the extension period permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

John L. Villano          (203 433-4736
(Name)    (Area Code)    (Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                ☒Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following are the anticipated changes in results of operations for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025:

Net interest income is expected to decrease by approximately $0.2 million, or 4.9%, to $3.6 million for the three months ended March 31, 2026 from $3.7 million for the comparable 2025 period.

Net interest (loss) income after provision for credit losses related to loans held for investment and changes in valuation allowance related to loans held for sale is expected to decrease by approximately $4.5 million, or 167.7%, to loss of $1.8 million for the three months ended March 31, 2026, compared to income of $2.7 million for the comparable 2025 period.

Total other income is expected to decrease by approximately $0.1 million, or 5.7%, to $1.4 million for the three months ended March 31, 2026, compared to $1.5 million for the comparable 2025 period.

Total operating expenses is expected to increase by approximately $2.4 million, or 73.1%, to $5.7 million for the three months ended March 31, 2026, compared to $3.3 million for the comparable 2025 period.

As a result of the foregoing, the Company expects to report a net loss of approximately $6.1 million for the three months ended March 31, 2026, compared to net income of approximately $0.9 million for the comparable 2025 period. After preferred stock dividends of approximately $1.1 million in each period, net loss attributable to common shareholders is expected to be approximately $7.2 million for the 2026 period, compared to approximately $0.2 million for the comparable 2025 period.

The Company believes that its results contained herein for the three months ended March 31, 2026 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the review and filing of the Form 10-Q. Management's assessment of internal control over financial reporting will include a material weakness upon filing of the Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Quarterly Report on Form 10-Q and the Company’s expected financial results for three months ended March 31, 2026. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

Sachem Capital Corp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2026	By:	/s/ John L. Villano
John L. Villano, CPA
President and Chief Executive Officer (Principal Executive Officer)